**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**July 31, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Perion Network Ltd.**

**File No. 0-51694 - CF#30980**

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Perion Network Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 10, 2014, as amended on July 29, 2014.

Based on representations by Perion Network Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 4.8 | through April 10, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O’Neill
Deputy Secretary